Exhibit 99.1

Exhibit 99.1

Attachment to form 12b-25

Meaden & Moore, Ltd. is the independent auditor for Crawford United Corporation. Due to company delays in finalizing December 31, 2021, financial statements and related footnotes, we are unable to complete our audit procedures required under PCAOB standards by the required 10k filing deadline of March 31, 2022.

March 31, 2022

/s/ Meaden & Moore, Ltd.